SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 20, 2003

                           Commission File No. 1-14110

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                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

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        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated March 19, 2003, announcing the suspension of activity at the Auzat Smelting Workshop

PRESS RELEASE

                       [PECHINEY LOGO] [GRAPHIC OMITTED]


                                                                  March 19, 2003


              Activity to be suspended at Auzat Smelting Workshop

Paris, France, March 19, 2003: The management of the Auzat plant (Ariege, France) a Pechiney Group subsidiary dedicated to the production of aluminum, has decided for safety reasons to begin operations on March 19 to suspend the activity of the plant's smelting workshop.

This measure follows an electrification accident occurred outside one of the potline rooms, on March 3, 2003. An extraordinary health, safety & working conditions committee meeting was convened by the plant's management on March 11, 2003. In a letter on March 17, the workplace inspectorate requested that employees be removed from the risk situation to which they were exposed, if necessary by the smelter's stoppage. Given these factors, the plant's management decided to suspend the activity of the smelting workshop to ensure the safety of the personnel concerned.

The Aluminium Pechiney employees concerned by the stoppage will be asked to take vacations or be assigned temporarily to other tasks in the Auzat plant or other aluminum production units.

The Sabart plant, Auzat's main customer, has taken the necessary measures to ensure a temporary supply of metal.

The Auzat plant's health, safety & working conditions committee and the site's works council were informed of the decision. The Aluminium Pechiney central works council will also be informed.

The Auzat plant in Ariege, France belongs to Aluminium Pechiney, a Pechiney Group subsidiary, and is dedicated to the production of aluminum by smelting (48 Kt annual production). As of December 31, 2002, the plant employed 214 people. Its closure, for economic reasons and because of the obsolescence of its technology, is planned for the summer of 2003. This closure project is the subject of an information and consultation procedure with employee representation bodies, which began on January 29, 2003 and will continue according to the planned schedule.

                                ****************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:                      Press Contacts:
Charles L. Ranunkel   Tel: 33 1 56 28 25 07       Chrystele Ivins: Tel: 33 1 56 28 24 18
Catherine Paupelin    Tel: 33 1 56 28 25 08       chrystele.ivins@pechiney.com
Jerome Gaudry         Tel: 33 1 56 28 25 23
                      Fax 33 1 56 28 33 38        Stephan Giraud: Tel: 33 1 56 28 24 19
                                                  stephan.giraud@pechiney.com

PECHINEY
7, place du Chancelier Adenauer
75116 Paris

e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 20, 2003                       PECHINEY


                                               By: /s/ OLIVIER MALLET
                                                   ------------------
                                               Name: Olivier MALLET
                                               Title: Chief Financial Officer